Queen’s Gambit Growth Capital
55 Hudson Yards, 44th Floor

New York, NY
(917) 907-4618

January 15, 2021

VIA EDGAR

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Ms. Pamela Long
Office of Real Estate & Construction

Re:	Queen’s Gambit Growth Capital
Form S-1 Registration Statement
File No. 333-251790

Dear Ms. Long:

Queen’s Gambit Growth Capital (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-251790), be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m. (Eastern time) on January 19, 2021, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133 and that such effectiveness also be confirmed in writing.

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Sincerely,

Queen’s Gambit Growth Capital

By:	/s/ Victoria Grace
Name:	Victoria Grace
Title:	Chief Executive Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
P. Michelle Gasaway
Gregg A. Noel

Vinson & Elkins L.L.P.
Brenda Lenahan
E. Ramey Layne

[Signature Page to Company Acceleration Request]